VIA EDGAR
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                                                               November 23, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attn: John Reynolds

Re:   Form S-1, Amendment 3 and 4, Filed October 1, 2009 and November 17, 2009
      File: 333-1587321

Dear Mr. Reynolds:

Please be informed that the undersigned has received and read your letter dated October 27, 2009, and your supplemental letters dated November 10, 2009 and November 18, 2009 regarding the Company's Registration Statement on Form S-1, Amendment No. 3 and Form S-1, Amendment No. 4 as filed with the Securities and Exchange Commission on October 1, 2009 and November 17, 2009 respectively.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in the letters dated October 27, 2009, November 10, 2009 and November 18, 2009.

Facing Page of the Registration Statement
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1.    Please revise to check the box to indicate that your offering is being conducted pursuant to Rule 415.

RESPONSE: Please note the registration statement has been revised to reflect that the offering is being conducted pursuant to Rule 415.

Use of Proceeds, page 16 (as per letter dated October 27 and November 10, 2009)
------------------------

2. We note your response to comment 8 and the changes you have made to the Use of Proceeds section. As previously noted, the company may reserve the right to change the use of proceeds only if the contingencies are specifically discussed and the alternative uses are indicated. Please revise your disclosure as appropriate.

RESPONSE: Please note the registration statement has been revised in response to this comment. We have removed language that reserves the right to change the use of proceeds.

Exhibits
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3.    We note your response to comment 17. As previously noted, counsel is required to opine of the legality of the securities under the law of the state in which the registrant is incorporated. Please revise accordingly. Additionally, it is necessary to re-date the legality opinion and revise the description of exhibits as appropriate.

RESPONSE: Please note that the legality opinion of Mirman Law Group has been revised to specifically state that counsel has opined on Florida law and that the securities, when properly issued, will be legally issued under Florida law. Additionally, the date on counsel's letter, and references thereto in the registration statement, has been updated.

Updated Financials (as per letter dated November 18, 2009)
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4.    This is to advise you that a preliminary review of the above registration statement indicates the financial statements filed in this amendment were not current when filed. Please note the updating requirements of Rule 8-08 of the Regulation S-X. Until an amendment with the updated financial statements is filed, we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

RESPONSE: Please note that the financial statements have been updated as well as all related information.

I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letters dated October 27, November 10, and November 18, 2009. If you should require any additional information or clarification, please do not hesitate to contact me at 941-650-3850.

Your assistance in this matter is greatly appreciated.

Sincerely,

/s/ Mark Nicholas

Mark Nicholas